EXHIBIT 99.3


October 27, 2006

Brad Larson
President and CEO
Meadow Valley Corporation
4411 S. 40th Street, Suite D-11
Phoenix, AZ  85082


Dear Brad:

     Thank you again for speaking with Ross Nelson and me Wednesday regarding, among other topics, Meadow Valley's recent private placement. As you know, just prior to the announcement of the private placement, we crossed the 5% threshold, and will be filing our 13D simultaneously with sending this letter. Please note that although our position crossed the 5% threshold, it was unexpectedly diluted by the financing and, therefore, our filing will reflect that fact.

As you know, we believe the Company's stock is currently highly undervalued and thus are very frustrated by the Company's dilutive stock issuance. The private placement upset us on two fronts: a) the Company sold the stock at a large all-in discount (including the value of the warrants) to market price; and b) we believe that the placement was at a huge discount to intrinsic value, more on that below. While we understand the Company's need for capital in order to increase its bonding ability to, in turn, increase its share price; we strongly believe that you could have raised equity capital on significantly more attractive terms. As you explained to us on our call, we also understand that using debt, convertible debt or convertible preferred stock instead of common stock would not have achieved the goal of increasing your bonding capacity. Notwithstanding, we believe that the issuance was unneccessarily very expensive to the Company's existing owners.

Despite our frustrations with respect to the financing, we are pleased on four fronts. First, it seems to us that Management should be able to reduce its operating expenses commensurate with the size of the enterprise. While Sarbanes-Oxley compliance costs will increase over time, we believe Management should be successful in more than offsetting the SOX costs with other reductions in corporate spending and litigation costs, thus increasing both cash flows and value. Furthermore, we see one of two outcomes for the Company's Ready Mix, Inc. subsidiary. Either, sometime down the road, you will sell it for fair value and redeploy the capital into your undervalued E&C business; or now that Ready Mix has increased its output capacity, you will start to realize synergies between the two companies. In either case, we see another opportunity for Management to decrease operating expenses as a percentage of total revenues. Second, we believe that both the Board and Management are cognizant of the need to take action to unlock shareholder value and are taking such steps. We look forward to seeing the effect of those actions soon to reduce the substantial gap between the Company's market price and its intrinsic value. Third, we see great opportunity for internal growth stimulated by the increased bonding capacity and the robust markets in which you operate profitably. We believe that your exposure to homebuilding is a small portion of your overall business and not material to your future prospects for both government and commercial work. Moreover, we believe that both the Nevada and Arizona markets are quite robust and should continue to grow at rates exceeding the overall U.S. construction spending rates. Fourth, as you undertake the three


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activities above, and in particular, as you scale your business and demonstrate the leverage in your business model, we believe that there is an opportunity for the Company to take its story to the Street to create awareness of your hidden value.

In terms of intrinsic value, we conducted several valuation methodologies including a "multiples analysis" using 5 comparable, public engineering & construction (and ready mix concrete) companies (GVA, STRL, PCR, MTRX, RMIX). The average multiples of this peer group implies significant upside opportunity in the Company's stock and we believe a valuation opportunity in the range of $18-$20 per share. For example, on a trailing twelve month basis, the average Price/Sales, Enterprise Value/Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA) and P/E multiples of this peer group would imply a value range of $16-$22 per share. Applying the same valuation methodologies to forward Sales, EBITDA and EPS, which does not assume a material increase in bonding capacity now available to Management, we believe Meadow Valley's stock could be worth over $20 per share. We also believe that downside risk is substantially mitigated due to Meadow Valley being cash flow positive and profitable, having a moderate amount of debt and that its share of consolidated cash and Ready Mix Inc. common stock equaling approximately $8.25 per share (relative to yesterday's closing price of $10.25 per share).

Lastly, we feel that once the valuation gap starts to be eliminated and the stock price starts to reflect intrinsic value, the Company may want to consider a sale to a larger organization to achieve efficiencies of scale. For example, the five companies we have identified as your peer group are all bigger E&C (and ready mix concrete) companies with more financial resources. We also note that of the 5 peer group companies, several of them could potentially benefit from the geographic diversification/expansion that Meadow Valley could provide.

Based upon all of the foregoing, and notwithstanding our frustrations cited above, we continue to believe that Management and the Board have a great opportunity here to unlock the Company's latent value. Moreover, we are confident that the Board and Management will take actions to eliminate the valuation gap and maximize value for the Company's owners. Accordingly, we are not making any formal demands of the Company at this time.

As we have always stressed in our communications with you, we are available to help the Company in this, or any, regard and will be monitoring our investment and the Company's actions closely.

Regards,


/s/John D. Ziegelman